UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-6747

a.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

THE GORMAN-RUPP COMPANY 401(k) PLAN

b.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gorman-Rupp Company

600 South Airport Road Mansfield, Ohio 44903

***********

The Exhibit Index is located on Page 15

Required Information

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the report of Meaden & Moore) are filed as part of this annual report:

1)	Statements of Net Assets Available for Benefits-December 31, 2022 and 2021

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2022

3)	Schedule of Assets (Held at End of Year)

B)	The following exhibit is filed as part of this annual report:

(23)	Consents of Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

The Gorman-Rupp Company 401(k) Plan

December 31, 2022 and 2021, and Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

December 31, 2022 and 2021, and

Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

The Board of Directors, Plan Administrator and Plan Participants of

The Gorman-Rupp Company 401(k) Plan

Mansfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan (“Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021 and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meaden & Moore, Ltd.

(A Meaden & Moore Affiliate Company)

1375 East Ninth Street, Suite 1800 | Cleveland, OH 44114-1790 | P (216) 241-3272 | F (216) 771-4511 | meadenmoore.com

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2013.

Cleveland, Ohio

June 21, 2023

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2022	2021
Assets
Investments	$75,899,642	$93,105,398
Receivables:
Notes receivable from participants	2,100,643	1,824,089

Net assets available for benefits, at fair value	$78,000,285	$94,929,487

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

Additions
Investment income:
Net depreciation in fair value of investments	$(20,556,046)
Interest and dividends	2,995,216

Net decrease on the changes of net assets	(17,560,830)

Interest income on notes receivable from participants	82,011

Contributions
Participants	4,762,946
Employer	2,752,930
Rollovers	3,052,529

Total Contributions	10,568,405

Deductions
Benefits paid to participants	10,018,788

Net decrease	(16,929,202)

Net assets available for benefits:
Beginning of year	94,929,487

End of year	$78,000,285

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

1. Description of the Plan

The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. Effective November 30, 2017, the Plan was amended to include all participants who were previously members of “The National Pump Company 401(k) Savings Plan.” Effective June 1, 2022, the Plan was amended to include employees of Fill-Rite Company who became employees of Fill-Rite on or about June 1,2022, as a result of the Company’s acquisition of certain assets of Tuthill Corporation. Bank of America Merrill Lynch is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated effective January 1, 2016 to amend for recent law changes and incorporate previous amendments. The Plan was amended January 1, 2020 to reflect the requirements of the Bipartisan Budget Act of 2018, the SECURE Act and the CARES Act to update certain definitions for benefit payments and loans.

Contributions

Each year, participants may contribute up to 50% (July 1, 2022 Plan amended to change in employee deferral limit from 40% to 50%) of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, and all previous participants in The National Pump Company 401(k) Savings Plan, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008. The additional contribution does not apply to previous members of The National Pump Company 401(k) Savings Plan or Fill-Rite employees. Employees of Fill-Rite Company receive Company matching contributions of 100% of the first 3% of compensation and 50% of the next 3% of compensation.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

1. Description of the Plan (Continued)

Full-time employees are eligible to participate in the Plan upon hiring. The additional Company contribution for employees hired on or after January 1, 2008 has a 90-day waiting period.

Catch up contributions are eligible under certain circumstances.

New hires are auto-enrolled in the Plan with employee deferrals at 6%. Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan, based on the value of their account on the immediately preceding valuation date. Rollovers are currently allowed by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Except for Fill-Rite employees, participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Fill-Rite participants’ Company contributions are 100% vested after 5 years of service. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a 5-year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2022 and 2021 were $586 and $2,066, respectively.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

1. Description of the Plan (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. A participant may not have more than one loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal at the date of loan origination. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death. Participants may also receive payments upon reaching the age of 59 1⁄2 or with proof of hardship, as determined by the Plan Administrator. Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (Continued)

If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Common Collective Trust

The Federated Capital Preservation Fund (Class R6) is a common collective trust. The Fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The Fund attempts to maintain a stable price per unit of $10.00, however, there can be no assurance that the value of the units in the Fund will not fluctuate. Participants can transact with the trust on a daily basis and there are no unfunded commitments and no redemption restrictions.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year.

In accordance with ASC 820, Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (Continued)

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals).

•	Inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued.

3. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

3. Fair Value Measurement (Continued)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Fair Value for Level 1 is based upon quoted market prices of common stock (unitized fund), money market and mutual funds.

Fair Value for Level 2 is determined by dividing the common collective trust’s net assets by its units outstanding at the valuation dates.

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company Stock Fund	$7,262,151	$—	$—	$7,262,151
Mutual Funds & Money Market	64,641,182	—	—	64,641,182
Stable Value Fund	—	3,996,309	—	3,996,309

Total assets at fair value	$71,903,333	$3,996,309	$—	$75,899,642

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

3. Fair Value Measurement (Continued)

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company Stock Fund	$13,579,380	$—	$—	$13,579,380
Mutual Funds & Money Market	75,915,472	—	—	75,915,472
Stable Value Fund	—	3,610,546	—	3,610,546

Total assets at fair value	$89,494,852	$3,610,546	$—	$93,105,398

4. Party-in-Interest Transactions

The investments held in The Gorman-Rupp Company Stock Fund received dividends of $198,157 on the shares from the Plan Sponsor. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

5. Administrative Costs

Certain fees for legal, accounting and other services rendered to the Plan are paid by the Company.

6. Risks and Uncertainties

The Plan has investments in The Gorman-Rupp Company Stock Fund of $7,262,151 or 9.3% of net assets as of December 31, 2022.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021, and

Year Ended December 31, 2022

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 29, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990     Plan Number: 005

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	The Gorman-Rupp Company Stock Fund	Stock Fund (Unitized Fund)	N/A	$7,262,151
	BLF Fund	Money Market Fund	N/A	258
	Federated Capital Preservation Class R6	Common Collective Trust	N/A	3,996,309
	American Capital World Bond Fund Class R-6	Mutual Fund	N/A	276,114
	Delaware Value Fund Instl	Mutual Fund	N/A	2,968,103
	Franklin Growth Fund R6	Mutual Fund	N/A	1,475,881
	iShares S&P 500 Index FD CL K	Mutual Fund	N/A	11,832,512
	Invesco Global Fund	Mutual Fund	N/A	1,327,742
	Janus Henderson Enterprise N	Mutual Fund	N/A	916,855
	John Hancock Disciplined Val R6	Mutual Fund	N/A	2,357,842
	Lord Abbett Total Return Fund Class 1	Mutual Fund	N/A	7,183,715
	Metro West Low Duration CL 1	Mutual Fund	N/A	1,461,548
	Principal Real Estate Sec Fd 1	Mutual Fund	N/A	2,019,629
	TIAA CREF Lifecycle 2015 Instl	Mutual Fund	N/A	10,915
	TIAA CREF Lifecycle 2020 Instl	Mutual Fund	N/A	53,000
	TIAA CREF Lifecycle 2025 Instl	Mutual Fund	N/A	7,494,339
	TIAA CREF Lifecycle 2030 Instl	Mutual Fund	N/A	638,541
	TIAA CREF Lifecycle 2035 Instl	Mutual Fund	N/A	1,082,175
	TIAA CREF Lifecycle 2040 Instl	Mutual Fund	N/A	865,566
	TIAA CREF Lifecycle 2045 Instl	Mutual Fund	N/A	387,641
	TIAA CREF Lifecycle 2050 Instl	Mutual Fund	N/A	328,874
	TIAA CREF Lifecycle 2055 Instl	Mutual Fund	N/A	231,052
	TIAA CREF Lifecycle 2060 Instl	Mutual Fund	N/A	505,131
	Transamerica Bond Fund 1	Mutual Fund	N/A	2,680,290
	Vanguard Developed Markets	Mutual Fund	N/A	9,110,112
	Vanguard Small Cap	Mutual Fund	N/A	9,432,597
	Pending Settlement Fund	Mutual Fund	N/A	750

	Subtotal Investments			75,899,642
*	Notes Receivable From Participants	At interest rate of 3.25% - 7.5%	N/A	2,100,643

		with maturity dates through 2042
				$78,000,285

*	Indicates party-in-interest to the plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 21, 2023	By: /s/ James C. Kerr
James C. Kerr, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firms